Filed Pursuant to Rule 253(g)(2)

File No. 024-12455

APTERA MOTORS CORP.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the offering circular dated November 25, 2024, and supplements dated January 30, 2025, March 13, 2025, April 10, 2025 and July 2, 2025 (together, the “Offering Circular”), and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and related supplements are available at the links below:

https://www.sec.gov/Archives/edgar/data/1786471/000149315224047563/form253g2.htm;

https://www.sec.gov/Archives/edgar/data/1786471/000149315225004314/form253g2.htm;

https://www.sec.gov/Archives/edgar/data/1786471/000149315225010222/form253g2.htm;

https://www.sec.gov/Archives/edgar/data/1786471/000164117225003651/form253g2.htm; and

https://www.sec.gov/Archives/edgar/data/1786471/000164117225017529/form253g2.htm.

SUPPLEMENT TO OFFERING CIRCULAR DATED NOVEMBER 25, 2024

THIS SUPPLEMENT IS DATED JULY 18, 2025

Aptera Motors Corp. (the “Company”, “we”, “us”, “our”) is filing this supplement to update, amend, and/or replace certain information contained in the Offering Circular as set forth below.

Termination of Aptera Motors Corp.’s Regulation A Offering

The purpose of this supplement is to announce that the Regulation A offering conducted by Aptera Motors Corp. will terminate on July 26, 2025 (the “Termination Date”). No further subscriptions will be accepted after 11:59 pm PT on July 26, 2025. Subscriptions in the offering will be accepted up to that time and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.